Press Release

FOR IMMEDIATE RELEASE

Contacts:	Sasson Shilo The Baran Group 972-8-6200200 sasson.shilo@barangroup.com	Paul Holm/Leon Zalmanov PortfolioPR 212-736-9224 pholm@portfoliopr.com lzalmanov@portfoliopr.com

BARAN GROUP ANNOUNCES THIRD QUARTER AND NINE MONTH RESULTS

Baran Maintains its Record of 20+ Years of Profitability, Despite Lower Sales;
Merger With o2wireless Completed; Baran Group Listed on Nasdaq as “BRAN”;
Baran Thailand Established and Generating Revenues

Omer, Israel—December 12, 2002—Baran Group, Ltd. (NASDAQ, TASE: BRAN) a global provider of engineering, technology and construction solutions to a broad range of industries, today announced its consolidated financial results for the third quarter and nine months ended September 30, 2002.

Revenues for the third quarter of 2002 were $45.1 million compared to $48.5 million during the third quarter of 2001. Net profit for the third quarter of 2002 was $1.1 million, or $0.14 per share, as compared to a net profit of $3.7 million, or $0.48 per share, during the third quarter of 2001.

Gross profit for the third quarter was $6.6 million compared to $8.5 million in the third quarter of 2001. Operating income for the third quarter was approximately $2.6 million, compared to an operating income of $5.3 million in the third quarter last year.

Revenues for the first nine months of 2002 were $140.2 million compared to $153.6 million in the first nine months of 2001. Net profit for the nine-month period was $3.9 million or $0.50 per share, compared to a net profit of $11.58 million for the first nine months of 2001 or $1.52 per share.

Gross profit for the first nine months of 2002 was $21.1 million, compared to a gross profit of $28.4 million for the first nine months of 2001. Operating income for the first nine months of 2002 was $9.3 million, as compared to an operating income of $18.6 million for the first nine months of 2001.

As of September 30, 2002, the Company had total assets of $158 million, compared to $146.47 million as of September 30, 2001, cash, cash equivalents and short-term investment of $46.96 million, compared to $33.8 million at September 30, 2001. Total current assets of $110.6 million, current liabilities of $71.8 million (versus $100 million at the end of 2001), and shareholders equity of $46.4 million (29% of balance sheet total).

Baran Group Third Quarter 2002 Results

Commenting on the results, Meir Dor, Chairman and CEO of the Baran Group stated, “Despite the current economic slowdown, the Group continued its 20+ year track record of maintaining profitability and adequate gross margins through cost-saving initiatives and other adjustments. Affecting our numbers were the impact of delays and cutbacks in the types of business and industrial projects in which the Baran Group is most active.”

At the start of the second quarter, Baran Thailand was established and is currently in the midst of some large projects, to erect cellular sites throughout Thailand for Motorola and local operators.

In July, Baran’s Industrial Division signed an agreement to buy fifty percent of ELCO Thailand Ltd., an energy related business, thereby expanding its Far East presence.

As a diversified global solutions provider, Baran’s six professional divisions were impacted differently by the global economic contraction.

•	The Industrial Division, whose companies serve such process-oriented industries as chemicals, energy, petrochemicals, food processing and biotechnology, was affected by the global recession and saw reductions in profitability, human and other resources. Baran expects existing projects and those in discussion to contribute to 2003 results.

•	The Civil Engineering Division is engaged in the design, construction and management of projects in civil infrastructure such as railways, prisons, ports and police stations. Due to its focus on long-term budgeted projects, it has been less affected by the recession. With the profits from such projects as a $125 million military base project impacting 2003, the outlook appears very positive.

•	The Communication Division designs, builds, and manages services infrastructure for telecom networks. During the second quarter, communication projects in the Far East were launched, and the results to date have been very positive. While there was sudden stoppage in work for Nokia in Germany on a large project for Mobilcom Multimedia, Baran expects this project to be reactivated in the future and appear in 2003/4 results.

•	The Semiconductor Division, which specializes in large-scale semiconductor projects, been involved primarily in Tower Semiconductor’s new plant, which should be finished in 2003, and as a result in 2002 expenses increased while revenues and profits decreased. Baran is seeking new projects in Israel and Europe and expects to see good results in 2003.

•	The Consulting Division, whose companies provide management consulting, engineering software and other consulting services, has been maintaining its profitability and expects growth during 2003.

•	The Technology and Services Division which is actively engaged in partnerships and other forms of participation in the developing plants and facilities, especially in Central and Eastern Europe, and expects to realize results in 2003.

On November 13th, Baran completed its merger of o2wireless Solutions into Baran’s subsidiary “Baran Telecom, Inc.” and soon thereafter began trading on the Nasdaq under its symbol “BRAN.”

“We recently achieved a significant milestone by completing our acquisition of o2wireless Solutions and listing our shares on Nasdaq,” concluded Mr. Dor. “From an organizational standpoint, this provides Baran with a platform from which to grow its presence in the U.S., where we see many business opportunities. From a financial perspective, the increased access to U.S. and global investors will enable us to continue building the Baran Group into a recognized global leader of engineering, technology and construction solutions, serving clients in Europe, the U.S. and Asia. As a result, our outlook for 2003 is for slow-but-steadily returning growth as the economy begins recovery.”

About Baran Group, Ltd.
Baran Group, Ltd., is a global provider of engineering, technology and construction solutions. The Company serves a broad range of industries through six professional divisions: communications, semiconductors, civil engineering, process industries, consulting, and technology and services. Baran specializes in handling complex and challenging projects, offering creative and unconventional solutions, and customizing projects to clients’ real needs.

With over 1,500 employees worldwide, and revenues of over $200 million in 2001, Baran has offices in Israel, the U.S., England, Germany, The Netherlands and Thailand.

Founded in Israel in 1979, the Company has been profitable and has paid a dividend to its stockholders every year since its founding. In 1992, the Company listed its shares on the Tel-Aviv Stock Exchange (TASE) and in 1997 was included in the Tel Aviv 100 index. The company’s leadership in engineering solutions and financial management has been acknowledged by several organizations. Forbes chose Baran as one its Best 300 world’s Small Companies in 1999, 2001 and, again, in 2002. Yediot Achronot ranked Baran as one of the top 50 companies listed on the TASE based on profits and dividends for the last five years (2002); The Marker rated Baran as one of the best companies on the TASE (2001); and Ma’ariv Business Magazine chose Baran as one of the 35 “hottest shares on the market” (2000).

This press release is available on www.barangroup.com and www.portfoliopr.com.

This document may contain “forward looking statements.” Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward looking statements, including the failure to recognize expected synergies and revenue growth, project completions and negotiations, industry trends, new technologies, changes in law, acquisition integration risks, continued availability of products and supplies, personnel and control, and others that are described in the Risk Factors section contained in Baran’s Registration Statement on Form F-4, as filed on October
23, 2002 with the SEC, and as may be updated from time to time in the Company’s periodic SEC filings.
The Company disclaims an intent or obligation to update forward looking statements, and otherwise claims the “safe harbor” protections for forward looking statements afforded under The Private Securities
Litigation Reform Act of 1995.
###

Baran Group LTD.
Condensed Consolidated Balance Sheet
In US$ Adjusted to the Exchange Rate of September 30, 2002*

	September 30,		December 31,

	2002	2001	2001

	(Unaudited)		(Audited)
	In Thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	27,219	32,729	45,949
Short-term investments	19,742	1,088	1,047
Accounts receivable:
Trade and income receivable	49,674	**66,527	**56,702
Other	11,246	**6,407	**8,236
Inventories	2,681	3,858	**3,599

Total current assets	110,562	110,609	115,533

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in investee companies	5,435	5,521	5,640
Other investments and long-term accounts receivable	12,962	**3,117	**9,059
Deferred income taxes	379	265	345

	18,776	8,903	15,044

LAND AND BUILDINGS FOR LEASE:
Cost	17,284	13,812	15,213
Less-accumulated depreciation and amortization	1,481	1,054	1,190

	15,803	12,758	14,023

FIXED ASSETS:
Cost	25,309	23,956	24,119
Less-accumulated depreciation and amortization	13,751	11,150	11,874

	11,558	12,806	12,245

OTHER ASSETS, net of accumulated amortization	1,402	**1,391	**1,031

Total assets	158,101	146,467	157,876

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit and bank loans	20,663	13,641	14,680
Accounts payable and accruals:
Trade	21,276	49,022	52,735
Other	29,884	28,785	**32,617
Proposed dividend		3,313

Total current liabilities	71,823	94,761	100,032

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of amount funded	1,087	764	987
Bank loans, net of current maturities	34,735	4,692	7,146
Long-term liabilities to minority shareholders, net of receivables due from minority shareholders	2,589	**2,987	**2,887
Deferred income taxes	13	12	23

Total long-term liabilities	38,424	8,455	11,043

Total liabilities	110,247	103,216	111,075

MINORITY INTERESTS	1,477	**416	**1,458

SHAREHOLDERS’ EQUITY	46,377	42,835	45,345

Total liabilities and shareholders’ equity	158,101	146,467	157,876

*	On the basis of changes in the Consumer Price Index

**	Reclassified

Baran Group LTD.
Condensed Consolidated Statement of Income
In US$ Adjusted to the Exchange Rate of September 30, 2002*

	For the nine months		For the three months		For the year ended
	ended September 30,		ended September 30,		December 31

	2002	2001	2002	2001	2001

REVENUES:
Construction projects and services	109,801	141,599	33,420	43,973	191,615
Sales of products	28,025	10,716	11,175	4,153	19,093
Lease of buildings	1,116	956	425	336	1,321
Management fees from proportionately consolidated companies	1,262	320	116	69	484

Total revenues	140,204	153,591	45,136	48,531	212,513

COST OF REVENUES:
Construction projects and services	93,185	114,892	28,571	36,315	155,876
Sale of products	25,465	10,081	9,737	3,675	18,801
Lease of buildings	391	248	228	35	328

Total cost of revenues	119,041	125,221	38,536	40,025	175,005

GROSS PROFIT	21,163	28,370	6,600	8,506	37,508
RESEARCH AND DEVELOPMENT, net	870	389	140	125	770
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE:
Selling and marketing, net	2,775	1,120	1,148	378	1,994
General and administrative	8,229	8,217	2,698	2,753	12,415

OPERATING INCOME	9,289	18,644	2,614	5,250	22,329
FINANCIAL INCOME (EXPENSES), net	(3,452)	1,151	(1,107)	1,338	1,643
OTHER INCOME (EXPENSES), net	43	(1,394)	(22)	(485)	(830)

INCOME BEFORE TAXES ON INCOME	5,880	18,401	1,485	6,103	23,142
TAXES ON INCOME	2,592	7,232	625	2,496	9,353

INCOME AFTER TAXES ON INCOME	3,288	11,169	860	3,607	13,789
SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES, net	103	128	46	(18)	249
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES, net	494	285	152	105	121

NET INCOME FOR THE PERIOD	3,885	11,582	1,058	3,694	14,159

			In adjusted $
EARNINGS PER SHARE—basic and diluted	0.50	1.52	0.14	0.48	1.85

*	On the basis of changes in the Consumer Price Index

**	Reclassified